Integral Wealth Securities LLC

**Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5
As of and for the Year Ended June 30, 2024**

Integral Wealth Securities LLC
Table of Contents
As of and for the Year Ended June 30, 2024

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-47026

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INTEGRAL WEALTH SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 VESEY ST, 24TH FLOOR
(No. and Street)

NEW YORK	NY	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT W. PETERS	(212) 668-8700	rpeters@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

2617 HUNTINGDON PIKE	HUNTINGDON VALLEY	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID FRANKLIN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Integral Wealth Securities LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: [signature]

Title: CEO





LOREDANA MINERVINI NOTARY PUBLIC ONTARIO

[signature] Loredana Minervini P02457

...ns (check all applicable boxes):

- ... of financial condition.
- ... consolidated statement of financial condition.
- ... tement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Integral Wealth Securities LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Integral Wealth Securities LLC (the Company) as of June 30, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2002.

Dallas, Texas
September 17, 2024

Integral Wealth Securities LLC
Statement of Financial Condition
As of June 30, 2024

ASSETS

Cash and cash equivalents	$	56,349
Fees receivable		26,905
Other assets		11,829
TOTAL ASSETS	$	95,083

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	33,360
TOTAL LIABILITIES		33,360
Member's Equity	$	61,723
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	95,083

The accompanying notes are an integral part of these financial statements

Integral Wealth Securities LLC
Statement of Operations
For the Year Ended June 30, 2024

REVENUE:

Private placement fees	$	493,836
Marketing Fees		49,700
Management fees		66,814
Corporate Advisory Fees		129,000
Total revenue		739,350

EXPENSES:

Compensation expense	502,023
Commission expense	0
Professional fees	143,456
Office expense	30,969
Regulatory fees and expenses	32,629
Other expenses	10,092
Total expenses	719,169

Net income	$	20,181

The accompanying notes are an integral part of these financial statements

Statement of Changes in Member's Equity
For the Year Ended June 30, 2024

MEMBER'S EQUITY, JULY 1, 2023	$	286,442
Net income		20,181
Member withdrawals		(244,900)
MEMBER'S EQUITY, JUNE 30, 2024	$	61,723

The accompanying notes are an integral part of these financial statements

Integral Wealth Securities LLC

Statement of Cash Flows

For the Year Ended June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 20,181
Adjustments to reconcile net income to net cash used in operating activities	
Changes in operating assets and liabilities	
Decrease in fees receivable	88,583
Increase in other assets	(427)
Decrease in accounts payable and accrued expenses	(111,565)
NET CASH USED IN OPERATING ACTIVITIES	(3,228)
CASH USED BY FINANCING ACTIVITIES:	
Equity withdrawals from Member	(244,900)
NET CASH USED BY FINANCING ACTIVITIES	(244,900)
NET DECREASE IN CASH	(248,128)
CASH - JULY 1, 2023	304,477
CASH - JUNE 30, 2024	$ 56,349

Supplemental Information:

Taxes Paid	$ -
Interest Paid	$ -

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Integral Wealth Securities LLC, is a Pennsylvania limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

Effective July 1, 2018, the Company adopted Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an entity not subject to tax and accordingly is a Single Member LLC treated as a Disregarded Entity. The Company is not subject and does not pay Federal, state or local taxes.

Allowance for Doubtful Accounts

The Company's accounts receivable consist primarily of amounts due for capital raising fees. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. Management has determined that no allowance is necessary at June 30, 2024.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2024, the Company had net capital of $47,124, which was $42,124 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 70.96%. The Company does not hold customers' cash or securities and, therefore, is exempt from the provision of SEC Rule 15c3-3 under SEC Footnote 74.

4. Concentration Risk

The Company maintains its cash accounts in commercial banks. The Company does not consider itself to be at risk with respect to its cash balances.

5. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

6. Revenues

Private placement, management, and marketing fees are earned for achieving various fundraising objectives. Such fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services.

Private Placement of Securities

The Company earns commissions for acting as either the managing dealer or selling group member in the private placement of securities. These commissions are recognized as revenue based on the following criteria:

Performance Obligation: Revenue is recognized when the Company has fulfilled its performance obligations, which typically occurs at the closing of the private placement when the securities have been successfully placed with investors.

Collectibility: Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company, and the commission amount is reasonably assured of collection.

Commission Measurement: Commissions are recognized when they are fixed or determinable according to the terms of the private placement agreement and are not subject to significant adjustment or contingency.

Management Fees

The Company earns management and incentive fees from providing investment management services to pooled investment vehicles. These fees are recognized as revenue based on the following criteria:

Management Fees: Management fees are calculated as a percentage of the assets under management (AUM) and are typically earned on a recurring basis (e.g., monthly or quarterly). Revenue is recognized over time as the related services are provided, in line with the contractual agreement with the pooled investment vehicles.

Incentive Fees: Incentive fees, also known as performance fees, are earned based on the performance of the pooled investment vehicles relative to a predetermined benchmark or hurdle rate. These fees are recognized as revenue when it is probable that a significant reversal of cumulative revenue recognized will not occur, typically when the performance metrics are met, and the fees are crystallized according to the terms of the pooled investment vehicles' agreement(s).

Corporate Advisory Fees

The Company earns corporate advisory fees for providing strategic financial advisory services to clients. These fees are recognized as revenue based on the following criteria:

Performance Obligation: Revenue is recognized when the Company has satisfied its performance obligations under the advisory agreement. This typically occurs when the agreed-upon advisory services have been rendered, which may include activities such as mergers and acquisitions consulting, capital restructuring, or other strategic financial advice.

Fee Measurement: Advisory fees are recognized when the amount is fixed or determinable in accordance with the terms of the advisory agreement. Fees may be based on a fixed fee, a percentage of the transaction value, or other arrangements as specified in the contract.

Timing of Recognition: Depending on the terms of the engagement, revenue may be recognized over time as the services are provided or at a point in time when a significant milestone is achieved, such as the successful completion of a transaction.

Collectibility: Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the fee amount is reasonably assured of collection.

Marketing Fees

The Company, acting as the managing dealer in private placement transactions, earns marketing reallowance fees for its efforts in the marketing and distribution of securities. These fees are recognized as revenue when the following criteria are met:

Performance Obligation: Revenue is recognized upon the completion of the Company's performance obligations, which generally occurs at the closing of the private placement when the securities are successfully placed with investors.

Collectibility: Revenue is recognized when it is probable that the economic benefits will flow to the Company and the fee amount is reasonably assured of collectio

Fee Measurement: The fee is recognized when it is fixed or determinable, as specified in the private placement agreement, and is not subject to significant adjustment or contingency.

Integral Wealth Securities LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

As of June 30, 2024

TOTAL MEMBER'S EQUITY	$	61,723
OTHER ALLOWABLE ASSETS		24,214
TOTAL CAPITAL AND OTHER ALLOWABLE ASSETS		85,937
AND/OR CHARGES:		
Non-allowable assets:		
Fees receivable		26,905
Other assets		11,908
Total non-allowable assets		38,813
NET CAPITAL	$	47,124
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	33,440
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required (greater of $5,000 or 6.67% aggregate indebtedness)	$	5,000
Excess net capital	$	42,124
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	41,124
Percentage of aggregate indebtedness to net capital		70.96%

There were no material differences between the above computation of net capital and the Company's corresponding unaudited Focus Report.

Integral Wealth Securities LLC

Computation of Determination of Reserve Requirement Pursuant to SEC Rule 15c3-3
and Information for Possession or Control Requirements Pursuant to SEC Rule 15c3-3
June 30, 2024

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
PURSUANT TO SEC RULE 15c3-3

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities on a best efforts basis only, mutual fund wholesaling and corporate advisory services.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3

The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to private placements of securities on a best efforts basis only, mutual fund wholesaling and corporate advisory services.

See Report of Independent Registered Public Accounting Firm



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Integral Wealth Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Integral Wealth Securities LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities (2) corporate advisory services (3) acting as a mutual fund wholesaler throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) private placement of securities (2) corporate advisory services (3) acting as a mutual fund wholesaler and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
September 17, 2024

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Integral Wealth Securities, LLC Exemption Report

Integral Wealth Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placement of securities (2) corporate advisory services (3) acting as a mutual fund wholesaler.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, David Franklin, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

DocuSigned by:

David Franklin

2487D52D533D442...

David Franklin
Chief Executive Officer

Date of Report: August 5, 2024